UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Crescent Energy Company

(Name of Issuer)

Class A Common Stock, Par Value of $0.0001 Per Share

(Title of Class of Securities)

44952J 104

(CUSIP Number)

Brandi Kendall

Chief Financial Officer

Independence Energy Aggregator L.P.

600 Travis Street, Suite 7200

Houston, TX 77002

(713) 481-7782

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Christopher Lee, Esq.

Kohlberg Kravis Roberts & Co. L.P.

30 Hudson Yards

New York, New York 10001

Telephone: (212) 750-8300

September 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON Independence Energy Aggregator L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,404,049 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 82,404,049 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,404,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of shares of Class B Common Stock, par value $0.0001 per share, of Crescent Energy Company (the “Issuer” and such stock, “Class B Common Stock”) and an equivalent number of units representing limited liability company interests of Crescent Energy OpCo LLC (f/k/a IE OpCo LLC, “OpCo”, and such units, “OpCo LLC Units”), which together are exchangeable for shares of Class A Common Stock, par value $0.0001 per share of the Issuer (“Class A Common Stock) on a one-for-one basis pursuant to the Amended and Restated LLC Agreement of OpCo (“OpCo LLC Agreement”). Also includes 572,354 shares of Class A Common Stock that the Selling Stockholder (as defined in Item 4) is expected to hold directly until completion of an in-kind distribution after the September 2022 Offering (as defined in Item 4).

(2)

Based on a combined total of 130,113,858 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2022. This combined total consists of (a) 48,282,163 shares of Class A Common Stock outstanding as of September 13, 2022 and (b) assumes that all 81,831,695 shares of Class B Common Stock beneficially owned by the Reporting Persons (as defined in Item 2), along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON Independence Energy Aggregator GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,404,049 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 82,404,049 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,404,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock that the Selling Stockholder is expected to hold directly until completion of an in-kind distribution after the September 2022 Offering.

(2)

Based on a combined total of 130,113,858 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2022. This combined total consists of (a) 48,282,163 shares of Class A Common Stock outstanding as of September 13, 2022 and (b) assumes that all 81,831,695 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Upstream Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,404,049 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 82,404,049 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,404,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock that the Selling Stockholder is expected to hold directly until completion of an in-kind distribution after the September 2022 Offering.

(2)

Based on a combined total of 130,113,858 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2022. This combined total consists of (a) 48,282,163 shares of Class A Common Stock outstanding as of September 13, 2022 and (b) assumes that all 81,831,695 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Group Assets Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 82,404,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 82,404,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,404,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock that the Selling Stockholder is expected to hold directly until completion of an in-kind distribution after the September 2022 Offering.

(2)

Based on a combined total of 130,113,858 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2022. This combined total consists of (a) 48,282,163 shares of Class A Common Stock outstanding as of September 13, 2022 and (b) assumes that all 81,831,695 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Financial Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 82,404,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 82,404,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,404,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock that the Selling Stockholder is expected to hold directly until completion of an in-kind distribution after the September 2022 Offering.

(2)

Based on a combined total of 130,113,858 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2022. This combined total consists of (a) 48,282,163 shares of Class A Common Stock outstanding as of September 13, 2022 and (b) assumes that all 81,831,695 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Group Assets III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 82,404,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 82,404,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,404,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock that the Selling Stockholder is expected to hold directly until completion of an in-kind distribution after the September 2022 Offering.

(2)

Based on a combined total of 130,113,858 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2022. This combined total consists of (a) 48,282,163 shares of Class A Common Stock outstanding as of September 13, 2022 and (b) assumes that all 81,831,695 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Group Partnership L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 82,404,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 82,404,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,404,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock that the Selling Stockholder is expected to hold directly until completion of an in-kind distribution after the September 2022 Offering.

(2)

Based on a combined total of 130,113,858 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2022. This combined total consists of (a) 48,282,163 shares of Class A Common Stock outstanding as of September 13, 2022 and (b) assumes that all 81,831,695 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Group Holdings Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 82,404,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 82,404,049 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,404,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock that the Selling Stockholder is expected to hold directly until completion of an in-kind distribution after the September 2022 Offering.

(2)

Based on a combined total of 130,113,858 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2022. This combined total consists of (a) 48,282,163 shares of Class A Common Stock outstanding as of September 13, 2022 and (b) assumes that all 81,831,695 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Group Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 82,404,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 82,404,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,404,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock that the Selling Stockholder is expected to hold directly until completion of an in-kind distribution after the September 2022 Offering.

(2)

Based on a combined total of 130,113,858 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2022. This combined total consists of (a) 48,282,163 shares of Class A Common Stock outstanding as of September 13, 2022 and (b) assumes that all 81,831,695 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 82,404,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 82,404,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,404,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock that the Selling Stockholder is expected to hold directly until completion of an in-kind distribution after the September 2022 Offering.

(2)

Based on a combined total of 130,113,858 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2022. This combined total consists of (a) 48,282,163 shares of Class A Common Stock outstanding as of September 13, 2022 and (b) assumes that all 81,831,695 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON KKR Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 82,404,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 82,404,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,404,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock that the Selling Stockholder is expected to hold directly until completion of an in-kind distribution after the September 2022 Offering.

(2)

Based on a combined total of 130,113,858 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2022. This combined total consists of (a) 48,282,163 shares of Class A Common Stock outstanding as of September 13, 2022 and (b) assumes that all 81,831,695 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON Henry R. Kravis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 82,404,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 82,404,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,404,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock that the Selling Stockholder is expected to hold directly until completion of an in-kind distribution after the September 2022 Offering.

(2)

Based on a combined total of 130,113,858 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2022. This combined total consists of (a) 48,282,163 shares of Class A Common Stock outstanding as of September 13, 2022 and (b) assumes that all 81,831,695 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAME OF REPORTING PERSON George R. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 82,404,049 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 82,404,049 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,404,049 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.3% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock that the Selling Stockholder is expected to hold directly until completion of an in-kind distribution after the September 2022 Offering.

(2)

Based on a combined total of 130,113,858 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2022. This combined total consists of (a) 48,282,163 shares of Class A Common Stock outstanding as of September 13, 2022 and (b) assumes that all 81,831,695 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) supplements and amends the statement on Schedule 13D (the “Schedule 13D”) filed on December 17, 2021 by the Reporting Persons (as defined below), relating to the shares of class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Crescent Energy Company, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 600 Travis Street, Suite 7200, Houston, Texas 77002.

This Amendment No. 1 is being filed by the Reporting Persons to report the sale by Independence Energy Aggregator L.P. of 5,750,000 shares of the Issuer’s Class A Common Stock in an underwritten public offering. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Act, by:

(i) Independence Energy Aggregator L.P., a Delaware limited partnership;

(ii) Independence Energy Aggregator GP LLC, a Delaware limited liability company;

(iii) KKR Upstream Associates LLC, a Delaware limited liability company;

(iv) KKR Group Assets Holdings III L.P., a Delaware partnership;

(v) KKR Financial Holdings LLC, Delaware limited liability company;

(vi) KKR Group Assets III GP LLC, a Delaware limited liability company;

(vii) KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;

(viii) KKR Group Holdings Corp., a Delaware corporation;

(ix) KKR Group Co. Inc., a Delaware corporation;

(x) KKR & Co. Inc., a Delaware corporation;

(xi) KKR Management LLP, a Delaware limited liability partnership;

(xii) Henry R. Kravis, a United States citizen; and

(xiii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the “Reporting Persons”).

Independence Energy Aggregator L.P. is the direct beneficial owner of the securities reported in this Schedule 13D. Independence Energy Aggregator GP LLC (“Aggregator GP”) is the general partner of Independence Energy Aggregator L.P. KKR Upstream Associates LLC is the sole member of Aggregator GP. KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC are the controlling members of KKR Upstream Associates LLC. KKR Group Assets III GP LLC is the general partner of KKR Group Assets Holdings III L.P. KKR Group Partnership L.P. is the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Messrs. Joseph Bae, Scott Nuttall, Robert Lewin and David Sorkin is a director of KKR Group Holdings Corp. and KKR Group Co. Inc. The executive officers of KKR Group Holdings Corp. and KKR Group Co. Inc. are Messrs. Bae, Nuttall, Lewin, Sorkin and Ryan Stork and the executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin and Stork and Ms. Kathryn King Sudol. The directors of KKR & Co. Inc. are listed on amended and restated Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Bae, Nuttall, Sorkin and Stork and Ms. Sudol is a United States citizen. Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit K.

(b) The address of the business office of each of Independence Energy Aggregator L.P. and Aggregator GP is 600 Travis Street, Suite 7200, Houston, Texas 77002. The address of the business office of each of the other Reporting Persons and the other individuals named in this Item 2, unless as otherwise noted below, is:

c/o Kohlberg Kravis Roberts & Co. L.P.

30 Hudson Yards

New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(c) Each of KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company. Independence Energy Aggregator L.P., Aggregator GP, KKR Upstream Associates LLC, KKR Group Assets Holdings III L.P., KKR Financial Holdings LLC and KKR Group Assets III GP LLC are each principally engaged in the business of being a general partner or sole or managing member, as described above and managing investments through other partnerships and limited liability companies.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin and Stork and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On September 8, 2022, the Issuer and the Selling Stockholder entered into an Underwriting Agreement (as defined below) with the Underwriters (as defined below) with respect to an underwritten secondary public offering (the “September 2022 Offering”) of 5,750,000 shares of Class A Common Stock on behalf of Independence Energy Aggregator L.P. as the sole selling stockholder (the “Selling Stockholder”), pursuant to the Issuer’s registration statement on Form S-1 (File No. 333-264220) filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on September 6, 2022. On September 13, 2022, the Selling Stockholder consummated its sale of the Class A Common Stock in the September 2022 Offering, all upon conversion of an equal number of shares of Class B Common Stock and OpCo LLC Units held by the Selling Stockholder, as contemplated by the Underwriting Agreement and set forth in the final prospectus filed by the Issuer with the SEC on September 9, 2022 (the “Prospectus”). The Selling Stockholder received net proceeds (before expenses) of $81,075,000 (or $14.10 per share) from the sale of the Class A Common Stock. Credit Suisse Securities (USA) LLC, KKR Capital Markets LLC and Wells Fargo Securities, LLC (collectively, the “Underwriters”) acted as the representatives of the several underwriters named in Schedule A to the Underwriting Agreement in the September 2022 Offering. For additional information regarding the Underwriting Agreement, see Item 6 below.

In addition to the Class A Common Stock sold on behalf of the Selling Stockholder in the September 2022 Offering, the Selling Stockholder converted an equal number of shares of Class B Common Stock and OpCo LLC Units held by the Selling Stockholder into an additional 572,354 shares of Class A Common Stock. Shortly after the closing of the September 2022 Offering, the Selling Stockholder expects to make an in-kind distribution of those 572,354 shares of Class A Common Stock to one or more of its direct or indirect beneficial owners, with such shares eventually being held by KKR Upstream Associates LLC.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b). The response of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

Independence Energy Aggregator L.P. holds 572,354 shares of Class A Common Stock, 81,831,695 shares of Class B Common Stock and the same number of OpCo LLC Units. The terms of the Amended and Restated Limited Liability Company Agreement of OpCo (the “OpCo LLC Agreement”) provide for certain holders of the OpCo LLC Units with certain rights to cause OpCo to acquire all or a portion of the OpCo LLC Units (the “Redemption Right”) for, at OpCo’s election, (a) shares of Class A Common Stock of the Issuer at a redemption ratio of one share of Class A Common Stock for each OpCo LLC Unit redeemed, subject to conversion rate adjustments for any equity split, equity distribution, reclassification or other similar transaction, or (b) an equivalent amount of cash based on the trading price of a share of Class A Common Stock of the Issuer on the trading day that is immediately prior to the date of the redemption. As a result, for the purpose of Rule 13d-3 under the Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 82,404,049 shares of Class A Common Stock. The aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Persons represents approximately 63.3% of the outstanding Class A Common Stock, based on a combined total of 130,113,858 shares of Class A Common Stock of the Issuer outstanding as of September 13, 2022. This combined total consists of (a) 48,282,163 shares of Class A Common Stock outstanding as of September 13, 2022 and (b) assumes that all 81,831,695 shares of Class B Common Stock beneficially owned by the Reporting Persons, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. In the event that all outstanding shares of Class B Common Stock and OpCo LLC Units were exchanged for shares of Class A Common Stock, the Reporting Persons would hold approximately 49.4% of the outstanding Class A Common Stock, based on a combined total of 166,927,486 shares of Class A Common Stock.

Each of Aggregator GP (as the general partner of Independence Energy Aggregator L.P.), KKR Upstream Associates LLC (as the sole member of Aggregator GP), KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of KKR Upstream Associates LLC), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by Independence Energy Aggregator L.P.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

The Reporting Persons and PT Independence Energy Holdings LLC, a Delaware limited liability company (“PT Independence”) may be deemed to constitute a group for purposes of Section 13(d) due to the terms of the Specified Rights Agreement (as defined below). However, neither the Reporting Persons nor PT Independence have voting or dispositive power over the other party’s shares of Class A Common Stock or securities convertible into or exercisable for shares of Class A Common Stock, including any OpCo LLC Units (as defined below) or shares of Class B Common Stock. In connection with the September 2022 Offering, the Issuer purchased from PT Independence an aggregate of 2,568,786 OpCo Units at a price per OpCo Unit equal to the price per share at which the underwriters purchased shares of Class A Common Stock from the Selling Stockholder in the offering and canceled a corresponding number of shares of Class B Common Stock held by PT Independence. Accordingly, as of September 13, 2022, PT Independence had beneficial ownership over 36,813,628 shares of Class B Common Stock and 36,813,628 OpCo Units (which together are exchangeable for Class A Common Stock on a one-for-one basis).

(c) Except as otherwise described in Item 3 of this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in shares of Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Schedule 13 D is hereby amended by adding the following:

The information set forth in Items 4 and 5 of the Schedule 13D is hereby incorporated by reference into this Item 6.

Underwriting and Lock-Up Agreement

The Selling Stockholder agreed to sell to the Underwriters, and the Underwriters agreed to purchase from the Selling Stockholder, the Class A Common Stock in the September 2022 Offering at a purchase price of $14.10 per share, pursuant to, and subject to the terms and conditions of, an Underwriting Agreement (the “Underwriting Agreement”), dated September 8, 2022, entered into by the Selling Stockholder, the Issuer and the Underwriters.

In connection with the September 2022 Offering, on September 8, 2022, the Selling Stockholder also entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the Underwriters. The Lock-Up Agreement provides that the Selling Stockholder will not offer, sell, contract to sell, pledge, lend or otherwise dispose of, directly or indirectly, any Class A Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Class A Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, loan or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 60 days after the date of the final prospectus used to sell securities in the September 2022 Offering (subject to certain exceptions and termination provisions specified in the Lock-Up Agreement).

The descriptions of the Underwriting Agreement and Lock-Up Agreement set forth above in this Item 6 do not purport to be complete and such descriptions are qualified in their entirety by reference to the full text of such documents, which documents are included as Exhibit L and Exhibit M, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

Exhibit Number	Description

K	Joint Filing Agreement by and among the Reporting Persons.

L	Underwriting Agreement dated September 8, 2022 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on September 13, 2022).

M	Form of Lock-Up Agreement (attached as Exhibit D to the Underwriting Agreement).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2022

INDEPENDENCE ENERGY AGGREGATOR L.P.

By:	Independence Energy Aggregator
GP LLC, its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Jason Carss,
Assistant Secretary

INDEPENDENCE ENERGY AGGREGATOR GP LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Jason Carss,
Assistant Secretary

KKR UPSTREAM ASSOCIATES LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for David
Rockecharlie, Vice President

KKR FINANCIAL HOLDINGS LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H.
Lewin, Chief Executive Officer

KKR GROUP ASSETS HOLDINGS III L.P.

By:	KKR Group Assets III GP LLC, its
general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H.
Lewin, Chief Financial Officer

KKR GROUP ASSETS III GP LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H.
Lewin, Chief Financial Officer

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp. its
general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR GROUP HOLDINGS CORP.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR GROUP CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

Annex A

Annex A is hereby amended and restated as follows:

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Arturo Gutierrez, who is a citizen of Mexico, Xavier Niel, who is a citizen of France and Evan Spiegel, who is a citizen of the United States and France.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.

George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.

Adriane Brown	Managing Partner of Flying Fish Partners

Matthew Cohler	Former General Partner of Benchmark

Mary N. Dillon	Executive Chair of Ulta Beauty, Inc.

Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School

Arturo Gutiérrez	Chief Executive Officer of Arca Continental, S.A.B. de C.V.

John B. Hess	Chief Executive Officer of Hess Corporation

Dane Holmes	Chief Executive Officer and Co-Founder of Eskalera Inc.

Raymond J. McGuire	Retired, Former Vice Chairman of Citigroup Inc.

Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA

Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent

Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley

Evan Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.